U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

                     SEC File Number 0-18785


     [X]  Form 10-QSB

          For Period Ended: March 31, 1999

          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

     Full Name of Registrant: Oxboro Medical International, Inc.
     Former Name if Applicable: Not Applicable

     Address of Principal Executive Office:

          13828 Lincoln Street NE
          Ham Lake, MN 55304


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject quarterly report on 10Q-SB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     (c)  The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period:

     The Registrant had a regularly scheduled Board meeting set for Tuesday, May 18, 1999. However, the Registrant determined that, contrary to original expectations, the Board needed to review the language of the Form 10-QSB and a related press release before they could be filed or released. Because of prior commitments, the Board could not meet on Monday, May 17, 1999, and it would have been a disproportionately large expense and effort (as well as serious interference with numerous schedules) for the Board to meet on either Friday, May 14, 1999, or Saturday May 15, 1999.

     The extra time and effort needed by the Registrant's Board could not be eliminated without unreasonable effort or expense.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

                Matthew E. Bellin              612-755-9516
                 (Name)                       (Telephone No.)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Regisrant was required to file such report(s) been filed? If the answer
          is no, identify report(s).              [x] Yes
                                                  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [x] Yes
                                                  [ ] No

          If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

     EXPLANATION:   Registrant reported net losses of ($109,616) and
     ($21,005), respectively, for its comparable quarter and six month periods ended March 31, 1998. For the fiscal quarter and six month periods ended March 31, 1999, the Registrant expects to report a sizeable loss, the exact dimensions of which have yet to be approved by the Board. (The Registrant reported a net loss of ($47,459) for its interim, three month period ended December 31, 1998.)


                            SIGNATURES


Oxboro Medical International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                              OXBORO MEDICAL INTERNATIONAL, INC.



Date: May 18, 1999           By   /s/ Matthew E. Bellin
                                  -----------------------------
                                  Matthew E. Bellin

                                  Its President



INSTRUCTION:   The Form may be signed by an executive officer of the
Registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature.


                            ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).